The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and prospectus addendum do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated August 13, 2018

Preliminary Pricing Supplement (To Prospectus dated March 30, 2018 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

US$

FLOATING RATE NOTES DUE AUGUST 24, 2021 LINKED TO THE CONSUMER PRICE INDEX

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Original Trade Date:	August [__], 2018*	Maturity Date:	August 24, 2021*
Original Issue Date:	August 24, 2018*	CUSIP/ISIN:	06746XMB6 / US06746XMB63
Spread:	0.80% per annum	Minimum Interest Rate:	0.00% per annum
Reference Rate:

The Reference Rate, for any Interest Payment Date, will equal the annual percentage change in the Consumer Price Index for the period up to and including the fourth calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”).  The “Consumer Price Index” or “CPI” means the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the “Bureau of Labor Statistics”) and reported on Bloomberg ticker “CPURNSA” or any successor service (“Bloomberg CPURNSA”).  Please see “Supplemental Terms of the Notes” below and “Reference Assets – Consumer Price Index” in the accompanying prospectus supplement for additional information.

Interest Rate:	For each Interest Period, the interest rate per annum will be equal to the sum of (1) the Reference Rate plus (2) the Spread, subject to the Minimum Interest Rate
Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC and the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this preliminary pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Interest Payment Amount:

For each Interest Period, the interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PPS-2 of this preliminary pricing supplement.

*Expected. In the event that we make any change to the expected Original Trade Date or Issue Date, the Interest Payment Dates and the Maturity Date may be changed so that the stated term of the Notes remains the same.

[Terms of the Notes continue on the following page]

	Price to Public	Agent’s Commission [1]	Proceeds to Barclays Bank PLC
Per Note	100%	0.75%	99.25%
Total	$	$	$

(1)          Barclays Capital Inc. will receive commissions from the Issuer equal to 0.75% of the principal amount of the Notes, or $7.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PPS-5 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Interest Payment Dates:

Payable monthly in arrear on the 24th day of each month during the term of the Notes (or if such day does not exist in any month, the final calendar day of such month), commencing on September 24, 2018 and ending on the Maturity Date.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates:	For any Interest Period, the first day of such period.
Interest Determination Dates:	The relevant Interest Reset Date.
Reference Month:	4 calendar months prior to the month of the Interest Payment Date
Business Day:	A Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation, or executive order to close.
Business Day Convention:	Following, Unadjusted	Day Count Convention:	30/360
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

You should read this preliminary pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.  As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-1

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

SUPPLEMENTAL TERMS OF THE NOTES

For each Interest Payment Date, Reference Rate will equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the fourth calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”).

For example, because the Reference Month is specified as the fourth calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in September 2018, the Reference Month would be May 2018, and the amount of interest paid on the Interest Payment Date in September 2018 would be calculated using a Reference Rate that reflects the annual percentage change in the CPI from May 2017 to May 2018.  Similarly, for an Interest Payment Date in April 2019, the applicable Reference Month would be December 2018, and Reference Rate would equal the annual percentage change in the CPI from December 2018 to December 2017.

Stated mathematically, the Reference Rate will be calculated as follows:

CPIt – CPIt-12

CPIt-12

where,

CPIt = CPI for the applicable Reference Month, as published on Bloomberg CPURNSA; and

CPIt-12 = CPI for the twelfth month prior to the applicable Reference Month, as published on Bloomberg CPURNSA.

The Consumer Price Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs.  The CPI is one market-accepted measure of inflation.  For additional information on the CPI, please see “Reference Assets – Consumer Price Index” in the accompanying prospectus supplement.

PPS-2

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the effective per annum Interest Rate payable on the Notes on each Interest Payment Date will be a variable rate calculated as described under “Interest Rate” on the cover page hereof.  The following illustrates the process by which the Interest Rate and interest payment amount are determined for each Interest Period.

Interest Rate Calculation

Step 1: Determine the value of the Reference Rate for the Interest Period

For each Interest Payment Date, the Reference Rate will equal the annual percentage change in the CPI for the period up to and including the fourth calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”).

A hypothetical Interest Payment Date on September 24, 2018 would relate to a hypothetical Interest Period commencing on and including August 24, 2018 and ending on but excluding September 24, 2018, with a hypothetical Interest Determination Date of August 24, 2018 (i.e., the first day of the Interest Period).  Because the Reference Month is specified as the fourth calendar month prior to the month of the relevant Interest Payment Date, the Reference Month in this example would be May 2018, and the amount of interest paid on the Interest Payment Date in September 2018 would be calculated using a Reference Rate that reflects the annual percentage change in the CPI from May 2017 to May 2018.

The Reference Rate will be calculated as follows:

CPIt – CPIt-12

CPIt-12

where,

CPIt = CPI for the applicable Reference Month (in this example, CPI for May 2018, which is the fourth calendar month prior to the hypothetical Interest Payment Date); and

CPIt-12 = CPI for the twelfth month prior to the applicable Reference Month (in this example, CPI for May 2017).

Step 2: Calculate the applicable Interest Rate for each Interest Period

For each Interest Period commencing on or after the Original Issue Date, once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent will then determine the per annum Interest Rate for that Interest Period by taking the value of the Reference Rate, adding the Spread and then assessing that value relative to the Minimum Interest Rate.

If the sum of the Reference Rate and the Spread is less than the Minimum Interest Rate, the Interest Rate for that Interest Period will equal the Minimum Interest Rate.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the interest payment amount per $1,000 principal amount Note as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

PPS-3

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period.  The hypothetical CPI values have been chosen for illustrative purposes only and may not represent actual likely CPI values that will be relevant for calculating any payments on the Notes.  For historical CPI values, please see the information set forth under the section titled “Historical Information” below.  For the purposes of these examples, we have assumed that the Minimum Interest Rate is equal to 0.00% per annum and the Spread is equal to 0.80%. We have further assumed that the Notes have monthly Interest Payment Dates, that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the monthly interest payment for the Interest Period will be 30/360) and that the principal amount of the Notes is $1,000.  These values and assumptions have been chosen arbitrarily for the purposes of the below examples and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate.  The specific terms for each issuance of Notes will be determined on the Original Trade Date.  Numbers appearing in the examples below have been rounded for ease of analysis.

Example 1:

Step 1:  CPI for the applicable Reference Month is equal to 240.000, and CPI for the twelfth month prior to the applicable Reference Month is equal to 235.000.  The Reference Rate will be calculated as follows:

240.00 – 235.00

235.000

The Reference Rate is equal to 2.13%.

Step 2:  Based on a Reference Rate equal to 2.13% and the Spread of 0.80%, the Interest Rate would be equal to 2.93% per annum (the Reference Rate plus the Spread).

Step 3:

The interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × 2.93% × (30/360) = $2.44

Example 2:

Step 1:  CPI for the applicable Reference Month is equal to 240.500, and CPI for the twelfth month prior to the applicable Reference Month is equal to 241.000.  The Reference Rate will be calculated as follows:

240.500 – 241.00

241.000

The Reference Rate is equal to -0.207%.

Step 2:  Based on a Reference Rate equal to -0.207% and the Spread of 0.80%, the Interest Rate would be equal to 0.593% per annum (the Reference Rate plus the Spread).

Step 3:

The interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × 0.593% × (30/360) = $0.49

PPS-4

Example 3:

Step 1:  CPI for the applicable Reference Month is equal to 220.000, and CPI for the twelfth month prior to the applicable Reference Month is equal to 230.000.  The Reference Rate will be calculated as follows:

220.000 – 230.000

230.000

The Reference Rate is equal to -4.35%.

Step 2:  Based on a Reference Rate equal to -4.35% and the Spread of 0.80%, the Interest Rate would be equal to -3.55% per annum (the Reference Rate plus the Spread).

Step 3:

Because the Reference Rate of -3.55% per annum is less than the Minimum Interest Rate of 0.00%, the Interest Rate would be equal to 0.00% per annum (the Minimum Interest Rate).  Therefore, the noteholder would receive no interest payments on the related Interest Payment Date.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•      Issuer Credit Risk— The Notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•      You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this preliminary pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

PPS-5

•      Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC may be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•      Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•      We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest— We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to interest rates or measures of inflation, including the Reference Rate. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will make any determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•      Lack of Liquidity— The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•      Reference Rate / Interest Payment Risk— Because the amount of interest payable on the Notes is linked to the Reference Rate, which for each Interest Payment Date is equal to the annual percentage change in the CPI for the period up to and including the fourth calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”), you will be exposed to risks not associated with a conventional fixed-rate debt instrument.  These risks include fluctuation of the Reference Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods.  We have no control over a number of unpredictable matters that may affect interest rates or measures of inflation such as the CPI, including economic, financial and political events. If the CPI decreases or does not increase (measured as the year-over-year change from the Reference Month), the Reference Rate for any given Interest Period could be

PPS-6

equal to or less than zero.  If the Reference Rate were to decline to a level such that the sum of the Reference Rate and the Spread did not result in a rate greater than the Minimum Interest Rate for any Interest Period, you would receive an interest payment based on the Minimum Interest Rate on the related Interest Payment Date. Because the Minimum Interest Rate is set to equal 0.00%, you would receive no interest payment for any Interest Period where the sum Reference Rate and the Spread were equal to or less than the Minimum Interest Rate.   In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•      Potential Return Limited to Any Interest Payments—The return on the Notes, if any, is limited to the monthly interest payments, if any.  If the Reference Rate plus the Spread is less than or equal to 0.00% for any Interest Period, no interest will be paid on the applicable Interest Payment Date.  As such it is possible that you will not receive any interest payments during the term of the Notes.

•      The Manner In Which Inflation Is Measured for Purposes of the Notes May Differ from Other Measures of Inflation in Important Ways —The year-over-year percentage change in the level of the CPI is just one measure of price inflation in the United States. This measure may not reflect the actual levels of inflation affecting holders of the Notes. Moreover, this measure may be more volatile than other measures of inflation. The CPI includes prices of all items measured by the Bureau of Labor Statistics, including items that may be particularly volatile such as energy and food items. Significant fluctuations in the prices of these items may have a significant effect on changes in the CPI and may cause the CPI to be more volatile than similar indices excluding these items. Moreover, measuring the year-over-year percentage change in the level of the CPI each month may result in a more volatile measure of inflation than alternative measures, such as the percentage change in the average level of the CPI from one year to the next.

•      The Manner in Which the Bureau of Labor Statistics Calculates the CPI May Change in the Future and Any Such Change May Affect the Value of the Notes — There can be no assurance that the Bureau of Labor Statistics will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payments with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly reduced. If the CPI is substantially altered or discontinued, a modified or substitute index may be employed to calculate the interest payable on the Notes, and any such modification or substitution may adversely affect the value of the Notes.

•      The Historical Levels of the CPI Are Not an Indication of the Future Levels of the CPI — The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Any interest payments on the Notes will be affected by changes in the CPI. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

•      Many Economic and Market Factors Will Impact the Value of the Notes— In addition to the Reference Rate, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o      the expected volatility of the Reference Rate;

o      the time to maturity of the Notes;

o      interest and yield rates in the market generally;

o      a variety of economic, financial, political, regulatory or judicial events, including U.S. monetary policy;

o      supply and demand for the Notes; and

o      our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS-7

HISTORICAL INFORMATION

We obtained the historical information on the CPI in this section from Bloomberg Professional® service, without independent verification.  Historical performance of the CPI should not be taken as an indication of future performance.  Future performance of the CPI may differ significantly from historical performance, and no assurance can be given as to the CPI during the term of the Notes.

The following graph shows historical levels of the CPI for each month from January 2013 through July 2018.  The level of CPI for July 2018 was 252.006.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PPS-8

The following graph sets forth the levels of the CPI as a percentage change on a rolling twelve-month basis from January 2013 through May 2018.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PPS-9

TAX CONSEQUENCES

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.

Based on current market conditions, in the opinion of our special tax counsel, the Notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments,” as described under “—Variable Rate Debt Instruments” in the accompanying prospectus supplement.

Assuming that our treatment of the Notes as variable rate debt instruments is correct, interest paid on the Notes will generally be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. Upon a sale or exchange (including redemption at maturity), you will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale or exchange (not including any amount attributable to accrued but unpaid interest) and your tax basis in the Notes, which will generally equal the amount you paid to acquire the Notes. This gain or loss will generally be long-term capital gain or loss if you have held the Notes for more than one year. The deductibility of capital losses is subject to limitation.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

It is possible that the Internal Revenue Service (the “IRS”) could determine that the Notes are “contingent payment debt instruments” for U.S. federal income tax purposes, which could have adverse U.S. federal income tax consequences for you. For example, if the Notes were properly treated as contingent payment debt instruments, regardless of your method of accounting for U.S. federal income tax purposes, you generally would be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, with certain adjustments in each year to reflect the difference, if any, between the actual and the projected amounts of the interest payments on the Notes in that year according to a “projected payment schedule.” Additionally, any income recognized upon a sale or exchange of a Note (including redemption at maturity) would be treated as interest income for U.S. federal income tax purposes. You should consult your tax advisor regarding the U.S. federal income tax consequences to you if the Notes are properly treated as contingent payment debt instruments.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. Holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to interest on the Notes, although the IRS could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

PPS-10

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.  The Agent will commit to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date indicated on the cover of this document, which may be more than two business days following the Original Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two business days following the Original Trade Date, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended from time to time, “MiFID”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended from time to time), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended from time to time, including by Directive 2010/73/EU). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

PPS-11

US$

BARCLAYS BANK PLC

FLOATING RATE NOTES DUE AUGUST 24, 2021 LINKED TO THE CONSUMER PRICE INDEX

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED MARCH 30, 2018

  AND THE PROSPECTUS SUPPLEMENT DATED JULY 18, 2016)

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